15027962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/14 and ending 09/30/15

A. REGISTRANT IDENTIFICATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Spearhead Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
12012 South Shore Blvd, Suite 207
(No. and Street)

Wellington	FL	33414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Todd Walters (561)801-7302
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

12/1

12/8/2015

12/2

SPEARHEAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2015

OATH OR AFFIRMATION

I, **Todd Walters**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Spearhead Capital, LLC, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Managing Member
Title

Notary Public

DOUGLAS KEITH GARVEY
NOTARY PUBLIC
STATE OF FLORIDA
Comm# FF080360
Expires 12/12/2017

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Spearhead Capital, LLC

We have audited the accompanying statement of financial condition of Spearhead Capital, LLC (a Delaware Limited Liability Company) (the Company) as of September 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Spearhead Capital, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spearhead Capital, LLC as of September 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 16, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

SPEARHEAD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

ASSETS

Cash	$ 68,185
Accounts receivable	3,500
Goodwill	30,000
Other assets	3,168
Total Assets	$ 104,853

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses and other liabilities	$ 18,939
Members' equity	85,914
Total Liabilities and Members' Equity	$ 104,853

The accompanying footnotes are an integral part of this financial statement.

SPEARHEAD CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS:

Spearhead Capital, LLC (The "Company"), a limited liability company, was organized in the state of Delaware on December 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of private placements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Investment Sales and Marketing:
Fees are earned from investment banking in private placements and providing specialized sales and marketing services to alternative investment managers across a wide spectrum of asset classes.

Revenue Recognition:
The Company records fees as they are earned based on services provided.

Cash:
The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business the Company may, at times, maintain deposits in excess of this insured amount.

Accounts Receivable:
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible.

Promotion Costs:
The Company expenses promotion costs as incurred.

Income Taxes:
The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income and deductions are reported by the members on their income tax returns. Therefore no provision for federal or state income taxes has been made.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported assets and liabilities, and any disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 3 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $49,247 at September 30, 2015, which exceeds required net capital of $5,000 by $44,247. The ratio of aggregated indebtedness to net capital at September 30, 2015 was .38 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company rents space from a member's related entity. The rent charged was $ 20,578 for the fiscal year ending September 30, 2015. At September 30, 2015 the Company did not owe any monies to the related party. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

Spearhead Capital, LLC, is related by common ownership to Spearhead Strategic Partners, LLC and Spearhead Insurance Solutions, LLC. Spearhead Strategic Partners, LLC contains Spearhead Capital Advisors, LLC, a registered investment advisor.

The Company has an employment agreement with an owner of one of its members.

Spearhead Capital, LLC has a consulting agreement with an owner of one of its members. During the fiscal year ending September 30, 2015, the Company paid $60,000 as part of this agreement.

The Company is the placement agent for Spearhead Insurance Solutions IDF, LLC. There were no revenues from this arrangement for the fiscal year ending September 30, 2015, and Accounts Receivable from related parties was $0 at September 30, 2015.

NOTE 5 – GOODWILL:

As of September 30, 2015, Company has recorded goodwill at $30,000 in books of accounts. There are no impairment losses for the fiscal year ending September 30, 2015.

NOTE 6 – MEMBERS' EQUITY:

As of September 30, 2015, the following balances existed for each class of equity in the members' equity account.

Common Units: Common Units shall have one vote per unit issued and a liquidation preference and registration rights that are pari passu only with other Common Units holders. There are currently 60,000 units outstanding with an agreed upon value of $ 49,848.

Preferred Units: Series A Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series A Preferred Units or may otherwise be required pursuant to Delaware Law. Series A Preferred Units shall pay an 8% dividend per annum, based on the Liquidation Amount. The 8% per annum dividend shall accrue and compound each year. As of September 30, 2015 there are 489,278 units outstanding with an agreed upon value of $978,556. The accrued dividend for the fiscal year ended September 30, 2015 was $6,438.

Series B Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series B Preferred Units or may otherwise be required pursuant to Delaware Law. Series B Preferred Units shall pay a 7.5% dividend per annum, based on the Liquidation Amount. The 7.5% per annum dividend shall accrue and compound each year. As of September 30, 2015 there are 35,259 units outstanding with an agreed upon value of $70,518. The accrued dividend for the fiscal year ended September 30, 2015 was $435.

NOTE 7 – OPERATING LEASES:

The Company entered into a month-to-month operating lease for office space starting from June 1, 2013 for a monthly subleasing expense of approximately $2,401 per month. Beginning January 1, 2015, the monthly subleasing expense was approximately $1,601 per month. Subleasing expense for the fiscal year ended September 30, 2015 was $20,578.

NOTE 8 – FAIR VALUE:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by

FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

The Company's qualifying assets or liabilities are recorded at fair value using *Level 1* inputs.

NOTE 9 – CONCENTRATION:

During the year ended September 30, 2015, there were five customers that represented 28.7%, 14.7%, 14.3%, 13% and 11% of total fees.